Campello Bancorp, Inc.
1265 Belmont Street
Brockton, Massachusetts 02301

April 1, 2009

VIA EDGAR--Form RW
------------------

Securities and Exchange Commission
100 "F" Street, NE
Washington, DC 20549

         Re:      Campello Bancorp, Inc., Brockton, Massachusetts:
                  Request to Withdraw Registration Statement on Form S-1
                  File No. 333-152391
                  -------------------------------------------------------------
Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the "Registrant") hereby applies to the U.S. Securities and Exchange Commission (the "Commission") for an order granting the withdrawal of its Registration Statement on Form S-1, as amended (SEC File No. 333-152391), together with all exhibits thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on July 17, 2008, and became effective on September 11, 2008. A post-effective amendment of the Registration Statement was filed on February 11, 2009 and became effective on February 13, 2009.

     The Registrant has been unable to complete the offering covered by the Registration Statement. No securities have been sold or will be sold pursuant to the Registration Statement, and all funds have been returned to subscribers. Accordingly, the Registrant hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

     Please forward a copy of the order withdrawing the Registration Statement to the undersigned at Campello Bancorp, Inc., 1265 Belmont Street, Brockton, Massachusetts 02301, with a copy to the Registrant's counsel, Luse Gorman Pomerenk & Schick, 5335 Wisconsin Avenue, NW, Suite 400, Washington, DC 20015,
Attention: Robert B. Pomerenk, Esq.

     If you have any questions or require additional information, please do not hesitate to contact Mr. Pomerenk at 202-274-2011.

     We thank you in advance for your time and consideration in connection with this matter and for the assistance and responsiveness of the staff of the Commission.




                                          Very truly yours,

                                          Campello Bancorp, Inc.

                                 By:      /s/ David W. Curtis
                                          ----------------------------------
                                          David W. Curtis
                                          President and Chief Executive Officer



cc:      Michael Clampitt, Esq., SEC
         Christian Windsor, Esq., SEC
         Justin Dobbie, Esq., SEC